EXHIBIT 99.1

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 2024 disposition of Summit Midstream Utica, LLC
On March 22, 2024, Summit Midstream Partners, LP (“Summit” and, together with its subsidiaries, “SMLP” or the “Partnership”), and Summit Midstream OpCo, LP, an indirectly owned subsidiary of Summit (“OpCo”), completed the sale of Summit Midstream Utica, LLC (“Utica”) to a subsidiary of MPLX LP (“MPLX”) for cash consideration of $625.0 million, subject to customary post-closing adjustments (the “Summit Utica Sale”), pursuant to a Purchase and Sale Agreement, dated March 22, 2024, by and among OpCo, as Seller, MPLX, as Buyer, and solely for purposes of Section 12.18 thereto, Summit, as Seller Parent (each as defined therein). Utica is the owner of (i) approximately 36% of the issued and outstanding equity interests in Ohio Gathering Company, L.L.C. (“OGC”), (ii) approximately 38% of the issued and outstanding equity interests in Ohio Condensate Company, L.L.C. (together with OGC, “Ohio Gathering”) and (iii) midstream assets located in the Utica Shale. Ohio Gathering is the owner of a natural gas gathering system and condensate stabilization facility located in Belmont and Monroe counties in the Utica Shale in southeastern Ohio. MPLX is the operator of Ohio Gathering and, prior to the closing of the Transaction, was OpCo’s joint venture partner.
May 2024 disposition of Mountaineer Midstream assets
On May 1, 2024, the Partnership completed the sale of its Mountaineer Midstream system to Antero Midstream LLC for a cash sale price of $70 million, subject to customary post-closing adjustments (the “Mountaineer Transaction”). Mountaineer is the owner of midstream assets located in the Marcellus Shale. Prior to closing the Mountaineer Transaction, the Partnership also sold related compression assets located in the Marcellus Shale to a compression service provider for approximately $5 million in April 2024.
Unaudited Pro Forma Condensed Consolidated Financial Statements
The following unaudited pro forma condensed consolidated financial statements of the Partnership are presented to illustrate the effect to the Partnership’s historical financial position and operating results of (i) the Mountaineer Transaction and (ii) the Summit Utica Sale.
The Mountaineer Transaction and the Summit Utica Sale each constitute significant dispositions for purposes of Item 2.01 of Form 8-K. As a result, the Partnership prepared the accompanying unaudited pro forma condensed consolidated financial statements in accordance with Article 11 of Regulation S-X. This divestiture does not qualify as a discontinued operation as it does not represent a strategic shift that will have a major effect on SMLP’s operations or financial results.
The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2024 has been prepared to reflect the Mountaineer Transaction as if it had occurred on March 31, 2024. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 have been prepared as if the Mountaineer Transaction and Summit Utica Sale had occurred on January 1, 2023.
The unaudited pro forma condensed consolidated balance sheet and statements of operations included herein are for information purposes only and are not necessarily indicative of the results that might have occurred had the divestitures taken place on the respective dates assumed. Actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated financial statements for various reasons, including but not limited to, the differences between the assumptions used to prepare the unaudited pro forma condensed consolidated financial statements and actual results. The pro forma adjustments in the unaudited pro forma condensed consolidated balance sheet and the statements of operations included herein include the use of estimates and assumptions as described in the accompanying notes. The pro forma adjustments are based on information available to the Partnership at the time these unaudited pro forma condensed consolidated financial statements were prepared. The Partnership believes its current estimates provide a reasonable basis of presenting the significant effects of the divestitures. However, the estimates and assumptions are subject to change as additional information becomes available. The unaudited pro forma condensed consolidated financial statements include only those adjustments related to the divestitures.
The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of the Partnership and should be read in conjunction with the condensed consolidated financial statements and accompanying footnotes included in the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 and the consolidated financial statements and accompanying footnotes included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on May 6, 2024 and March 15, 2024, respectively.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of March 31, 2024

(In thousands, except unit amounts)	Historical	Pro forma Adjustments		Pro forma Combined
ASSETS
Cash and cash equivalents	$344,590	$74,345	(a) (b)	$418,935
Restricted cash	3,454	—		3,454
Accounts receivable	66,587	(6,005)	(b)	60,582
Other current assets	5,935	(100)	(b)	5,835
Total current assets	420,566	68,240		488,806
Property, plant and equipment, net	1,447,443	(64,910)	(b)	1,382,533
Intangible assets, net	147,304	(9,016)	(b)	138,288
Investment in equity method investees	273,476	—		273,476
Other noncurrent assets	31,786	(375)	(b)	31,411
TOTAL ASSETS	$2,320,575	$(6,061)		$2,314,514

LIABILITIES AND CAPITAL
Trade accounts payable	$18,063	$931	(b) (c)	$18,994
Accrued expenses	36,554	(670)	(b)	35,884
Deferred revenue	8,899	—		8,899
Ad valorem taxes payable	3,282	(853)	(b)	2,429
Accrued compensation and employee benefits	2,824	(51)	(b)	2,773
Accrued interest	44,826	—		44,826
Accrued environmental remediation	1,854	—		1,854
Accrued settlement payable	6,667	—		6,667
Current portion of long-term debt	29,098	—		29,098
Other current liabilities	7,476	—		7,476
Total current liabilities	159,543	(643)		158,900
Long-term debt, net	1,127,287	—		1,127,287
Noncurrent deferred revenue	28,761	—		28,761
Noncurrent accrued environmental remediation	1,278	—		1,278
Other noncurrent liabilities	28,298	—		28,298
Total liabilities	1,345,167	(643)		1,344,524
Commitments and contingencies

Mezzanine Capital
Subsidiary Series A Preferred Units	126,794	—		126,794

Partners’ Capital
Series A Preferred Units	100,113	—		100,113
Common limited partner capital	748,501	(5,418)	(b) (d)	743,083
Total partners’ capital	848,614	(5,418)		843,196
TOTAL LIABILITIES AND CAPITAL	$2,320,575	$(6,061)		$2,314,514

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Three Months Ended March 31, 2024

(In thousands, except per-unit amounts)	Historical	Mountaineer Conforming Adjustments		Utica Conforming Adjustments		Pro forma Combined
Revenues:
Gathering services and related fees	$61,985	$(5,980)	(e)	$(10,873)	(e)	$45,132
Natural gas, NGLs and condensate sales	49,092	—		—		49,092
Other revenues	7,794	—		—		7,794
Total revenues	118,871	(5,980)		(10,873)		102,018
Costs and expenses:
Cost of natural gas and NGLs	30,182	—		—		30,182
Operation and maintenance	25,012	(872)	(e)	(1,021)	(e)	23,119
General and administrative	14,785	(108)	(e)	(92)	(e)	14,585
Depreciation and amortization	27,867	(2,309)	(e)	(1,939)	(e)	23,619
Transaction costs	7,791	—		—		7,791
Acquisition integration costs	40	—		—		40
Gain on asset sales, net	(27)	—		—		(27)
Long-lived asset impairments	67,916	(67,916)	(j)	—		—
Total costs and expenses	173,566	(71,205)		(3,052)		99,309
Other income, net	(13)	752	(g)	3,155	(g)	3,894
Gain on interest rate swaps	2,590	—		—		2,590
Gain (loss) on sale of business	86,202	—		(86,202)	(i)	—
Gain on sale of equity method investment	126,261	—		(126,261)	(i)	—
Interest expense	(37,846)	—		5,935	(f)	(31,911)
Income (loss) before income taxes and equity method investment income	122,499	65,977		(211,194)		(22,718)
Income tax expense	(210)	—		—		(210)
Income from equity method investees	10,638	—		(7,039)	(e)	3,599
Net income (loss)	$132,927	$65,977		$(218,233)		$(19,329)
Less: Net income attributable to Subsidiary Series A Preferred Units	(3,770)	—		—		(3,770)
Net income (loss) attributable to Summit Midstream Partners, LP	$129,157	$65,977		$(218,233)		$(23,099)
Less: net income attributable to Series A Preferred Units	(3,220)	—		—		(3,220)
Net income (loss) attributable to common limited partners	$125,937	$65,977		$(218,233)		$(26,319)
Net income (loss) per limited partner unit:
Common unit – basic	$12.05					$(2.52)
Common unit – diluted	$11.47					$(2.40)

Weighted-average limited partner units outstanding:
Common units – basic	10,449					10,449
Common units – diluted	10,980					10,980
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Year Ended December 31, 2023

(In thousands, except per-unit amounts)	Historical	Mountaineer Conforming Adjustments		Utica Conforming Adjustments		Pro forma Combined
Revenues:
Gathering services and related fees	$248,223	$(24,885)	(e)	$(38,920)	(e)	$184,418
Natural gas, NGLs and condensate sales	179,254	—		—		179,254
Other revenues	31,426	—		—		31,426
Total revenues	458,903	(24,885)		(38,920)		395,098
Costs and expenses:
Cost of natural gas and NGLs	112,462	—		—		112,462
Operation and maintenance	100,741	(4,361)	(e)	(4,499)	(e)	91,881
General and administrative	42,135	(398)	(e)	(470)	(e)	41,267
Depreciation and amortization	122,764	(9,266)	(e)	(8,589)	(e)	104,909
Transaction costs	1,251	1,000	(h)	7,889	(h)	10,140
Acquisition integration costs	2,654	—		—		2,654
Gain on asset sales, net	(260)	7	(e)	—		(253)
Long-lived asset impairments	540	67,916	(j)	—		68,456
Total costs and expenses	382,287	54,898		(5,669)		431,516
Other income, net	865	3,017	(g)	12,312	(g)	16,194
Gain on interest rate swaps	1,830	—		—		1,830
Gain (loss) on sale of business	(47)	—		86,202	(i)	86,155
Gain on sale of equity method investment	—	—		126,261	(i)	126,261
Interest expense	(140,784)	—		26,227	(f)	(114,557)
Loss on early extinguishment of debt	(10,934)	—		—		(10,934)
Income (loss) before income taxes and equity method investment income	(72,454)	(76,766)		217,751		68,531
Income tax expense	(322)	—		—		(322)
Income from equity method investees	33,829	—		(22,922)	(e)	10,907
Net income (loss)	$(38,947)	$(76,766)		$194,829		$79,116
Less: Net income attributable to Subsidiary Series A Preferred Units	(12,581)	—		—		(12,581)
Net income (loss) attributable to Summit Midstream Partners, LP	$(51,528)	$(76,766)		$194,829		$66,535
Less: net income attributable to Series A Preferred Units	(11,566)	—		—		(11,566)
Net income (loss) attributable to common limited partners	$(63,094)	$(76,766)		$194,829		$54,969
Net income (loss) per limited partner unit:
Common unit – basic	$(6.11)					$5.32
Common unit – diluted	$(6.11)					$5.21

Weighted-average limited partner units outstanding:
Common units – basic	10,334					10,334
Common units – diluted	10,334					10,544
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1. BASIS OF PRESENTATION
The March 31, 2024 unaudited pro forma condensed consolidated balance sheet gives effect to the pro forma adjustments necessary to reflect the Mountaineer Transaction as if it had occurred on March 31, 2024. The unaudited pro forma condensed consolidated statement of operations gives effect to the pro forma adjustments necessary to reflect the Mountaineer Transaction and the Summit Utica Sale as if they had occurred on January 1, 2023. The unaudited pro forma adjustments related to the dispositions are based on available information and assumptions that management believes are (i) directly attributable to the Mountaineer Transaction and Summit Utica Sale; (ii) factually supportable and (iii) with respect to the unaudited consolidated statements of operations, expected to have a continuing impact on consolidated operating results.
2. PRO FORMA ADJUSTMENTS
The unaudited pro forma condensed consolidated statements reflect the following adjustments:
Balance Sheet
“Historical” - represents the historical unaudited consolidated balance sheet of the Partnership as of March 31, 2024.
(a) To adjust Partnership balance sheet accounts for cash proceeds received associated with the Mountaineer Transaction and the sale of compression assets.
b) To remove the Partnership’s assets and liabilities associated with the Mountaineer Transaction. The following is a summarization of the application of net proceeds and estimated loss on the Mountaineer Transaction and sale of compression equipment.

(in thousands)
Sale price	$74,400
Cash on hand	(55)
Accounts receivable	(6,005)
Other current assets	(100)
Property, plant and equipment, net	(64,910)
Intangible assets	(9,016)
Other noncurrent assets	(375)
Trade accounts payable, accrued expenses and other current liabilities	643
(c) To adjust for the unrecognized transaction costs associated with the Mountaineer Transaction, primarily for investment bank, advisory and legal fees.
(d) To adjust for the estimated loss to be recognized by the Partnership related to the Mountaineer Transaction.
Income Statement
“Historical” - represents the historical audited statement of operations of the Partnership for the year ended December 31, 2023.
(e) Adjustments are to eliminate revenues and costs of Utica and Mountaineer from the Partnership’s consolidated financial results.
(f) To adjust interest expense for the impact of an estimated $313.0 million pay down of the Partnership’s asset-based revolving credit facility with proceeds received from the Summit Utica Sale, partially offset by increased interest expense resulting from an increase in commitment fees owed on the asset-based revolving credit facility.
(g) To adjust for the estimated interest income associated with the proceeds received from the Mountaineer Transaction and Summit Utica Sale.
(h) To adjust for unrecognized transaction costs associated with the Mountaineer Transaction and Summit Utica Sale, primarily for investment bank, advisory, and legal fees.
(i) To adjust the gain recognized as a result of the Summit Utica Sale as if the transaction had occurred on January 1, 2023.
(j) To adjust impairment associated with the Mountaineer Transaction as if the transaction had occurred on January 1, 2023.